March 17, 2016

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Equity Trust	Virtus Insight Trust	Virtus Opportunities Trust
CIK 0000034273	CIK 0001003859	CIK 0001005020
(File No. 811-00945)	(File No. 811-07447)	(File No. 811-07455)

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from Anu Dubey of the staff of the Securities and Exchange Commission (the “SEC”) on March 8, 2016, pertaining to the revised joint preliminary proxy statement on Schedule 14A that was filed by Virtus Equity Trust, Virtus Insight Trust and Virtus Opportunities Trust on March 2, 2016. Where noted, changes, as applicable, have been made to the proxy statement.

Set forth below is each comment and the Trusts’ response thereto.

1.	Comment:	The Staff notes the EDGAR Series and Class identifiers are not included for the following funds: Virtus Disciplined Equity Style Fund, Virtus Disciplined Select Bond Fund, Virtus Disciplined Select Country Fund, and Virtus Global Dividend Fund; and the EDGAR Series and Class identifiers were included for the Virtus Global Infrastructure Fund Class A, C and I shares but were not referenced in the proxy statement.

Response:	Reference to Virtus Disciplined Equity Style Fund, Virtus Disciplined Select Bond Fund, Virtus Disciplined Select Country Fund, and Virtus Global Dividend Fund has been removed, while information about the Virtus Global Infrastructure Fund has been included.

2.	Comment:	In the Q&A section, in the response to the third question on page 3, include an estimate of the costs associated with the proxy solicitation that will be borne by the Funds.

Response:	Requested disclosure has been added.

EDGAR Operations Branch
March 17, 2016

3.	Comment:	In the Notice to Shareholders, please set forth the proposals in tabular form and list the funds that will vote on each proposal without using defined terms, as required under Item 22(a)(3)(ii) of Schedule 14A.

Response:	Requested information has been added.

4.	Comment:	With respect to the third sentence of the third full paragraph on page 5 of the proxy statement, please explain to the Staff in the response letter the legal basis for asking brokers to withhold the broker non-votes as described.

Response:	Language in the proxy referring to a request for brokers to vote or withhold broker non-votes has been replaced with a statement that a Fund may make a request to brokers and nominees to withhold their discretionary votes only on matters that do not affect shareholder rights. Brokers have discretionary voting authority only when underlying accountholders have not provided voting instructions, in those limited circumstances that do not affect shareholder rights. Notwithstanding a Fund’s request to withhold their votes, brokers are authorized to and may vote their shares.

5.	Comment:	On page 20 of the proxy statement, in the second full paragraph, please amplify the point that the SEC has not granted the exemptive order and there is no assurance that the order will in fact be granted.

Response:	Requested information has been added.

6.	Comment:	Please explain to the Staff why the proposed reorganization described in the proxy statement is not required to be registered under the Securities Act of 1933. Please see Rule 145 under the 1933 Act.

Response:	As stated in the Preliminary Note to Rule 145, a merger proposal is subject to a registration requirement if shareholders are being offered shares and asked to consider what is “in substance a new investment decision.” Furthermore, Rule 145(a)(2) states that a statutory merger is not subject to registration if “the sole purpose of the transaction is to change an issuer’s domicile solely within the United States.” Shareholders of the Virtus Insight Trust are being asked to approve a redomestication of the trust from a Delaware trust to a Massachusetts trust, which does not involve any new investment decision.

EDGAR Operations Branch
March 17, 2016

7.	Comment:	Please confirm to the Staff that the successor trust will file a new Rule 485(a) Amendment to adopt the registration statement of the old trust. Please see Rule 414(d) under the 1933 Act.

Response:	The Trust does not believe that the change in domicile is a material change requiring an amendment under Rule 485(a). To comply with Rule 414 of the 1933 Act, the successor Virtus Insight Trust will file an amendment under Rule 485(b) to adopt the registration statement of the predecessor Virtus Insight Trust.

8.	Comment:	On page 24 of the proxy statement, with respect to the last sentence in the first paragraph of the section Management and Other Service Providers, explain why the rate of advisory fees will be “substantially” identical. Provide more information if there will be any differences.

Response:	The registrant confirms there will be no difference in advisory fees, so the statement will be revised to state that the rate of advisory fees will be identical.

9.	Comment:	On page 27 of the proxy statement in the section titled Discussion of Proposed Modification, add disclosure of the risk of investing in unfunded loan participations and assignments and how it is a different risk than investing in funded participations or assignments, if there are differences.

Response:	Requested disclosure has been added.

10.	Comment:	Please revise the proxy statement and the proxy card so that any matters, as described in Appendix F, that substantively affect shareholder rights will require a separate shareholder vote. Please see IM Guidance Update No. 2014-02 (February 2014) and Greenlight Capital LP v Apple, Inc., (S.D.N.Y. Feb. 22, 2013).

Response:	The proxy statement and the proxy card have been revised to reflect that shareholders of Virtus Insight Trust are being asked to cast additional separate votes to approve (a) that each shareholder will be entitled to one vote for each dollar of net asset value per share owned by such shareholder, instead of one vote for each share of beneficial interest owned by the shareholder; and (b) that the Board of Trustees may, without obtaining a shareholder vote, reorganize, merge, or transfer or combine the assets and liabilities of, the Trust or any Fund or series or class into a different entity or fund or series or class.

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EDGAR Operations Branch
March 17, 2016

In connection with this filing, the Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Sincerely,

/s/ Arie Heijkoop, Jr.

Arie Heijkoop, Jr.

cc:	Kevin J. Carr, Esq.
Ann Flood